Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2015 and 2014

MANAGEMENT’S REPORT

Management’s Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management’s responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation’s internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2015. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Corporation acquired Protonex Technology Corporation (“Protonex”) during 2015, and management excludes from its assessment of the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2015, Protonex’ internal control over financial reporting associated with total assets of $17,802,000 and total revenue of $3,397,000 included in the consolidated financial statements of the Corporation as of and for the year ended December 31, 2015 as Protonex was acquired in the last quarter of 2015.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which consists of eight directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2015. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“RANDALL MACEWEN”	“TONY GUGLIELMIN”

RANDALL MACEWEN	TONY GUGLIELMIN
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
February 25, 2016	February 25, 2016

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc.(“the Company”) as of December 31, 2015 and December 31, 2014 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Professional Accountants

February 24, 2016
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG Confidential

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ballard Power Systems Inc.

We have audited Ballard Power Systems Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the section entitled “Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting” under the heading “Internal control over financial reporting” included in the Company’s Management and Discussion Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG Confidential

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired Protonex Technology Corporation during 2015, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, Protonex Technology Corporation’s internal control over financial reporting associated with total assets of $17.8 million and total revenues of $3.4 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2015. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Protonex Technology Corporation.

We also have audited, in accordance with Canadian general accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company as of December 31, 2015 and December 31, 2014, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended and our report dated February 24, 2016 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants

February 24, 2016
Vancouver, Canada

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Financial Position
(Expressed in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2015	2014
Assets

Current assets:
Cash and cash equivalents		$40,049	$23,671
Trade and other receivables	9	25,484	13,146
Inventories	10	20,369	12,538
Prepaid expenses and other current assets		1,672	1,294
Total current assets		87,574	50,649

Non-current assets:
Property, plant and equipment	11	16,725	16,685
Intangible assets	12	16,329	24,151
Goodwill	13	40,562	36,291
Investments		6	6
Other long-term assets		135	167
Total assets		$161,331	$127,949

Liabilities and Equity

Current liabilities:
Trade and other payables	15	$17,220	$12,556
Deferred revenue and other recoveries		6,085	1,798
Provisions	16	5,368	9,010
Finance lease liability	17	1,011	1,008
Debt to Dantherm Power A/S non-controlling interests	18	504	529
Total current liabilities		30,188	24,901

Non-current liabilities:
Finance lease liability	17	6,723	9,226
Deferred gain on finance lease	17	3,829	4,274
Provisions	16	3,646	4,353
Employee future benefits	19	5,331	5,961
Total liabilities		49,717	48,715

Equity:
Share capital	20	948,213	914,786
Contributed surplus	20	293,332	288,533
Accumulated deficit		(1,127,655)	(1,121,671)
Foreign currency reserve		567	280
Total equity attributable to equity holders		114,457	81,928
Dantherm Power A/S non-controlling interests		(2,843)	(2,694)
Total equity		111,614	79,234
Total liabilities and equity		$161,331	$127,949

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

“Ed Kilroy”	“Ian Bourne”
Director	Director

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Comprehensive Loss
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2015	2014
Revenues:
Product and service revenues		$56,463	$68,721
Cost of product and service revenues		46,489	58,475
Gross margin		9,974	10,246

Operating expenses:
Research and product development		16,206	14,294
General and administrative		10,594	10,450
Sales and marketing		7,428	7,265
Other expense	24	630	6,291
Total operating expenses		34,858	38,300

Results from operating activities		(24,884)	(28,054)
Finance (loss) and other	25	(305)	(113)
Finance expense	25	(794)	(942)
Net finance expense		(1,099)	(1,055)
Gain (loss) on sale of property, plant and equipment		1	(73)
Gain on sale of intellectual property	12	19,619	-
Impairment loss on investment		-	(149)
Loss before income taxes		(6,363)	(29,331)
Income tax expense	26	(211)	(417)
Net loss from continuing operations		(6,574)	(29,748)
Net earnings from discontinued operations	8	-	320
Net loss		(6,574)	(29,428)

Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans	19	168	(2,863)
		168	(2,863)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		560	529
		560	529
Other comprehensive income (loss), net of tax		728	(2,334)
Total comprehensive loss		$(5,846)	$(31,762)

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Loss and Comprehensive Loss (cont’d)
For the year ended December 31
(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	2015	2014
Net loss attributable to:
Ballard Power Systems Inc. from continuing operations	$(5,815)	$(28,188)
Ballard Power Systems Inc. from discontinued operations	-	320
Dantherm Power A/S non-controlling interest	(759)	(1,560)
Net loss	$(6,574)	$(29,428)

Total comprehensive loss attributable to:
Ballard Power Systems Inc.	$(5,351)	$(30,460)
Dantherm Power A/S non-controlling interest	(495)	(1,302)
Total comprehensive loss	$(5,846)	$(31,762)

Basic and diluted loss per share attributable to Ballard Power Systems Inc.
Continuing operations	$(0.04)	$(0.22)
Discontinued operations	-	-
Net loss	$(0.04)	$(0.22)

Weighted average number of common shares outstanding	140,393,579	127,385,814

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Changes in Equity
(Expressed in thousands of U.S. dollars except per share amounts and number of shares)

							Dantherm
	Ballard Power Systems Inc. Equity						Power A/S
						Foreign	Non-
	Number of	Share	Treasury	Contributed	Accumulated	currency	controlling	Total
	shares	capital	shares	surplus	deficit	reserve	interests	equity
Balance, December 31, 2013	110,133,901	$866,574	$(118)	$296,368	$(1,091,187)	$9	$(1,392)	$70,254
Net loss	-	-	-	-	(27,868)	-	(1,560)	(29,428)
Acquisition of intangible assets	5,121,507	20,307	-	-	-	-	-	20,307
(note 12 and 20)
Warrants exercised (note 20)	7,939,937	12,299	-	-	-	-	-	12,299
Exercise of convertible promissory note	4,761,905	4,000	-	(4,000)	-	-	-	-
(note 20)
Sale of treasury shares (note 20)	-	-	118	-	247	-	-	365
RSUs redeemed (note 20)	583,084	866	-	(2,829)	-	-	-	(1,963)
Options exercised (note 20)	3,563,782	10,740	-	(3,946)	-	-	-	6,794
Share distribution plan	-	-	-	2,940	-	-	-	2,940
Other comprehensive income (loss):
Defined benefit plan actuarial loss	-	-	-	-	(2,863)	-	-	(2,863)
Foreign currency translation for	-	-	-	-	-	271	258	529
foreign operations
Balance, December 31, 2014	132,104,116	$914,786	$-	$288,533	$(1,121,671)	$280	$(2,694)	$79,234
Net loss	-	-	-	-	(5,815)	-	(759)	(6,574)
Non-dilutive financing (note 22)	-	-	-	3,347	-	-	-	3,347
Net Offering proceeds (note 20)	9,343,750	13,389	-	-	-	-	-	13,389
Acquisition (note 7)	11,415,704	13,699	-	-	-	-	-	13,699
Private placement (note 20)	3,322,479	4,987	-	-	-	-	-	4,987
DSUs redeemed (note 20)	83,619	354	-	(520)	-	-	-	(166)
RSUs redeemed (note 20)	119,627	203	-	(345)	-	-	-	(142)
Options exercised (note 20)	322,892	627	-	(239)	-	-	-	388
Warrants exercised (note 20)	125,000	168	-	-	-	-	-	168
Share distribution plan	-	-	-	2,556	-	-	-	2,556
Dantherm power NCI adjustment for
cancellation of Azure shares	-	-	-	-	(337)	-	337	-
Other comprehensive income (loss):
Defined benefit plan actuarial loss	-	-	-	-	168	-	-	168
Foreign currency translation for
foreign operations	-	-	-	-	-	287	273	560
Balance, December 31, 2015	156,837,187	$948,213	$-	$293,332	$(1,127,655)	$567	$(2,843)	$111,614

See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Consolidated Statement of Cash Flows
For the year ended December 31
(Expressed in thousands of U.S. dollars)

	Note	2015	2014
Cash provided by (used in):

Operating activities:

Net loss for the year		$(6,574)	$(29,428)
Adjustments for:
Share-based compensation	20	2,950	2,249
Employee future benefits		278	182
Employee future benefits plan contributions		(740)	(253)
Depreciation and amortization		4,375	5,610
Gain on decommissioning liabilities		(602)	(282)
Loss (gain) on sale of property, plant and equipment		(1)	73
Gain on sale of intellectual property	12	(19,619)	-
Reversal of impairment loss on property, plant and equipment	8	-	(320)
Impairment loss on trade receivables	24	456	6,206
Impairment loss on investment		-	149
Unrealized loss on forward contracts		162	144
		(19,315)	(15,670)
Changes in non-cash working capital:
Trade and other receivables		410	(4,104)
Inventories		(5,550)	1,464
Prepaid expenses and other current assets		(166)	(434)
Trade and other payables		(1,344)	69
Deferred revenue and other recoveries		4,213	(4,356)
Warranty provision		(3,612)	2,360
		(6,049)	(5,001)
Cash used by operating activities		(25,364)	(20,671)

Investing activities:

Additions to property, plant and equipment		(2,282)	(829)
Net proceeds on sale of property, plant and equipment and other		1	-
Additions to and acquisition of intangible assets	12	(1,604)	(3,411)
Net proceeds on sale of intangible assets	12	29,475	-
Cash and cash equivalents acquired on acquisition of Protonex	7	1,464	-
Acquisition of Protonex	7	(3,772)	-
Cash provided by (used in) investing activities		23,282	(4,240)

Financing activities:

Proceeds on sale of treasury shares		-	365
Net payment of finance lease liabilities		(845)	(923)
Net proceeds on issuance of share capital from underwritten Offering	20	13,389	-
Net proceeds on issuance of share capital from private placement	20	4,987	-
Net proceeds on issuance of share capital from stock option exercises	20	388	6,794
Net proceeds on issuance of share capital from warrant exercises	20	168	12,299
Cash provided by financing activities		18,087	18,535

Effect of exchange rate fluctuations on cash and cash equivalents held		373	(254)

Increase (decrease) in cash and cash equivalents		16,378	(6,630)
Cash and cash equivalents, beginning of year		23,671	30,301
Cash and cash equivalents, end of year		$40,049	$23,671

Supplemental disclosure of cash flow information (note 28)
See accompanying notes to consolidated financial statements

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2015 comprise the Corporation and its subsidiaries (note 4(a)).

2.	Basis of preparation:

(a)	Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2016.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

●Financial instruments classified as fair value through profit or loss and available-for-sale are measured at fair value;

●Derivative financial instruments are measured at fair value; and

●Employee future benefits liability is recognized as the net total of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)	Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

2.	Basis of preparation (cont’d):

(d)	Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, impairment loss (recoveries) on trade receivables, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 5.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern and whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations for the foreseeable future. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is ultimately dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to execute a business plan aimed at continued focus on revenue growth, improving overall gross margins, and managing operating expenses and working capital requirements. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.	Changes in accounting policies:

The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements. The Corporation did not adopt any new accounting standard changes or amendments effective January 1, 2015 that had a material impact on these consolidated financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated. Certain prior year comparative figures have been reclassified to comply with current year presentation.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

	Percentage ownership
	2015	2014
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Power Corporation	100%	100%
Ballard Services Inc.	100%	100%
Dantherm Power A/S	57%	51.3%
Protonex Technology Corporation	100%	-

Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

On October 1, 2015, the Corporation acquired Protonex Technology Corporation (note 7), a leading designer and manufacturer of advanced power management products and portable fuel cell solutions.

The Corporation acquired a 45% interest in Dantherm Power A/S on January 18, 2010. In August 2010, the Corporation acquired an additional 7% interest in Dantherm Power A/S and a further 5% interest in December 2012. On March 31, 2013, Azure Hydrogen Energy Science and Technology Corporation (“Azure”) acquired a 10% ownership interest in Dantherm Power A/S, which reduced the Corporation’s interest from 57% to 51.3%. On June 8, 2015, the Corporation agreed to a mutual release with Azure whereby each party mutually released and forever discharged each other from any and all liability arising from the prior year’s licensing agreements. Pursuant to the Azure Mutual Release Agreement, Azure returned its 10% ownership position in Dantherm Power to Dantherm Power for $nil proceeds, upon which the shares were cancelled by Dantherm Power on June 17, 2015.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(a)	Basis of consolidation (cont’d):

Following the Azure Mutual Release Agreement, the Corporation’s controlling ownership position in Dantherm Power was increased from 52% to 57%. The remaining 43% interest is held by Dantherm A/S. As the Corporation obtained control over Dantherm Power A/S as of the date of acquisition of the initial 45% interest, Dantherm Power A/S has been consolidated since acquisition on January 18, 2010. Acquisitions of non-controlling interest are accounted as transactions with equity holders in their capacity as equity holders; therefore no goodwill is recognized as a result of such transactions.

(b)	Foreign currency:

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

(ii) Foreign operations

The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(c)	Financial instruments:

(i) Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(i) Financial assets (cont’d)

Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in net loss.

The Corporation’s short-term investments, consisting of highly liquid interest bearing securities with maturities at the date of purchase between three months and three years, are classified as held for trading.

The Corporation also periodically enters into platinum futures and foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations and platinum price fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through net loss, unless these financial instruments are designated as hedges (note 4 (c)(iv)).

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Loans and receivables are comprised of the Corporation’s trade and other receivables.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with original maturities of three months or less and are initially measured at fair value, and subsequently measured at amortized cost, which approximates fair value due to the short-term and liquid nature of these assets.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and that are not classified in any of the previous categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

	(i)	Financial assets (cont’d)

Determination of fair value

The fair value of financial assets at fair value through profit or loss and available-for-sale are determined by reference to their quoted closing bid price at the reporting date if they are traded in an active market. For derivative instruments (foreign exchange forward contracts, platinum futures contracts), fair value is estimated by Management based on their listed market price or broker quotes that include adjustments to take account of the credit risk of the Corporation and the counterparty when appropriate. The fair value of loans and receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date.

	(ii)	Financial liabilities

Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized costs using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

	(iii)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

	(iv)	Derivative financial instruments, including hedge accounting

The Corporation periodically holds derivative financial instruments to hedge its foreign currency risk exposures that are designated as the hedging instrument in a hedge relationship.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iv) Derivative financial instruments, including hedge accounting (cont’d)

If designated in a qualifying hedge relationship, on initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecast transaction affects profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(c)	Financial instruments (cont’d):

(iv) Derivative financial instruments, including hedge accounting (cont’d)

If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, or is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

(d)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e)	Property, plant and equipment:

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(e)	Property, plant and equipment (cont’d):

	(ii)	Subsequent expenditure

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Corporation.

	(iii)	Depreciation

Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Building under finance lease	15 years
Computer equipment	3 to 7 years
Furniture and fixtures	5 to 14 years
Furniture and fixtures under finance lease	5 years
Leasehold improvements	The shorter of initial term of the respective lease and
estimated useful life
Production and test equipment	4 to 15 years
Production and test equipment under finance lease	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f)	Leases:

Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between finance expense and the reduction of the outstanding liability. Finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(f)	Leases (cont’d):

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

(g)	Goodwill and intangible assets:

(i)	Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development	Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
Intangible assets	Intangible assets, including patents and trademarks, that are acquired by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill, is recognized in profit or loss as incurred.

(iii)	Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

Internally generated intangible assets	5 years
Patents, know-how and in-process research & development	5 to 20 years
Trademarks and service marks	15 years
Domain names	15 years
Customer base and relationships	10 years
Acquired non-compete agreements	1 year

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(g)	Goodwill and intangible assets (cont’d):

	(iii)	Amortization (cont’d)

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(h)	Impairment:

	(i)	Financial assets

Financial assets not carried at fair value through profit or loss are assessed for impairment at each reporting date by determining whether there is objective evidence that indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses on available-for-sale investment securities are recognized by transferring the cumulative loss that has been recognized in other comprehensive income and presented in accumulated other comprehensive loss in equity, to net loss. The cumulative loss that is removed from other comprehensive income and recognized in net loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value less any impairment loss previously recognized in net loss. If subsequently the fair value of an impaired available-for-sale security increases, then the impairment loss is reversed, with the amount of the reversal recognized in net loss. However, any subsequent recovery in the fair value of an impaired available for sale equity security is recognized in other comprehensive income.

	(ii)	Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(h)	Impairment (cont’d):

(ii) Non-financial assets (cont’d)

The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance cost.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(j)	Revenue recognition:

The Corporation generates revenues primarily from product sales and services, the license and sale of intellectual property, and the provision of engineering services. Product and service revenues are derived primarily from standard equipment and material sales contracts and from long-term fixed price contracts. Intellectual property license and sale revenues are derived primarily from licensing and sale agreements and from long-term fixed price contracts. Engineering service revenue is derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

On standard equipment and material sales contracts, revenues are recognized when (i) significant risks and rewards of ownership of the goods has been transferred to the buyer; (ii) the Corporation retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (iii) the amount of revenue can be measured reliably; (iv) it is probable that the economic benefits associated with the sale will accrue to the Corporation; and (v) the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Provisions are made at the time of sale for warranties.

On standard licensing and sale agreements, revenues are recognized on the transfer of rights to the licensee if: (i) the rights to the assets are assigned to the licensee in return for a fixed fee or a non-refundable guarantee; (ii) the contract is non-cancellable; (iii) the licensee is able to exploit its rights to the asset freely; and (iv) the Corporation has no remaining obligations to perform. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price contracts, revenues are recognized on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue represents cash received from customers in excess of revenue recognized on uncompleted contracts.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(k)	Finance income and expense:

Finance income comprises interest income on funds invested, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in income, using the effective interest method.

Finance expense comprise interest expense on capital leases, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss and impairment losses recognized on financial assets.

Foreign currency gains and losses are reported on a net basis.

(l)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry-forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(m)	Employee benefits:

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(m)	Employee benefits (cont’d):

Defined benefit plans

A defined benefit plan is a post-employment pension plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

The Corporation recognizes all remeasurements arising from defined benefit plans, which comprise actuarial gains and losses, immediately in other comprehensive income. Remeasurements recognized in other comprehensive income are not recycled through profit or loss in subsequent periods.

Other long-term employee benefits

The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(m)	Employee benefits (cont’d):

Termination benefits

Termination benefits are recognized as an expense when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares and share options granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.

The Corporation issues shares and share options under its share-based compensation plans as described in note 20. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

4.	Significant accounting policies (cont’d):

(o)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not calculated.

(p)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(a)	Revenue recognition:

On long-term fixed price contracts, revenues are recorded on the percentage-of-completion basis over the duration of the contract, which consists of recognizing revenue on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract.

●The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

●The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the probability that the revenue will be received and in determining the measurement of that amount.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(b)	Asset impairment:

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(b)	Asset impairment (cont’d):

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s operating segments.

(c)	Warranty provision:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an negative impact on the value of inventory on hand, appropriate provision are made.

If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

(e)	Impairment loss (recoveries) on trade receivables:

Trade and other receivables are recognized initially at fair value and subsequently at amortized cost using the effective interest method, less any impairment losses. Fair value is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. In determining the fair value of trade and other receivables and establishing the appropriate provision for doubtful accounts, management performs regular reviews to estimate the likelihood that trade and other receivables will ultimately be collected in a timely manner. Where management determines that customer collectability issues have occurred and will have a negative impact on the value of trade and other receivables, appropriate provisions are made. If there is a subsequent recovery in the value of trade and other receivables, reversals of previous write-downs to fair value are made. Unforeseen changes in these factors could result in additional impairment provisions, or reversals of previous impairment provisions, being required.

(f)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(g)	Income taxes:

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized.

6.	Recent accounting pronouncements and future accounting policy changes:

The Corporation did not adopt any new accounting standard changes or amendments in 2015 that had a material impact on the Corporation’s financial statements.

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont’d):

(a)	IFRS 11 (Amendments) – Business Combination Accounting for Interests in a Joint Operation

On May 6, 2014, the IASB issued amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Operations. The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. The Corporation intends to adopt the amendments to IFRS 11 in its financial statements for the fiscal year beginning on January 1, 2016. The Corporation does not expect the amendments to have a material impact on the financial statements.

(b)	IAS 16 and IAS 38 (Amendments) – Methods of Depreciation and Amortization

On May 12, 2014, the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendment made to IAS 16 explicitly state that revenue-based methods of depreciation cannot be used for property, plant and equipment. This is because such methods reflect factors other than the consumption of economic benefits embodied in the asset. The amendments in IAS 38 introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption could be overcome only when revenue and consumption of the economic benefits of the intangible asset are highly correlated or when the intangible asset is expressed as a measure of revenue.

The amendments apply prospectively for annual periods beginning on or after January 1, 2016. The Corporation intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the fiscal year beginning on January 1, 2016. The Corporation does not expect the amendments to have a material impact on the financial statements.

(c)	Annual Improvements to IFRS (2012 – 2014) Cycle

On September 25, 2014, the IASB issued narrow-scope amendments to a total of four standards as part of its annual improvements process. Amendments were made to clarify the following in their respective standards:

●Changes in method for disposal under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations;

●“Continuing involvement” for servicing contracts and offsetting disclosures in condensed interim financial statements under IFRS 7 Financial Instruments: Disclosures;

●Discount rate in a regional market sharing the same currency under IAS 19 Employee Benefits; and

●Disclosure of information “elsewhere in the interim financial report” under IAS 34 Interim Financial Reporting;

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont’d):

(c)	Annual Improvements to IFRS (2012 – 2014) Cycle (cont’d)

The amendments will apply for annual periods beginning on or after January 1, 2016. Each of the amendments has its own specific transition requirements. The Corporation intends to adopt the amendments in its financial statements for the fiscal year beginning on January 1, 2016. The Corporation does not expect the amendments to have a material impact on the financial statements.

(d)	IAS 1 (Amendments) – Disclosure Initiative

On December 18, 2014, the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosures.

The amendments are effective for annual periods beginning on or after January 1, 2016. The Corporation intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the fiscal year beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

(e)	IFRS 15 – Revenue from Contracts with Customers

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

The new standard is effective for fiscal years ending on or after December 31, 2018 and is available for early adoption. The Corporation intends to adopt IFRS 15 in its financial statements for the fiscal year beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont’d):

(f)	IFRS 9 – Financial Instruments

On July 24, 2014, the IASB issued the complete IFRS 9 Financial Instruments (“IFRS 9 (2014)”). IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

The standard introduces additional changes relating to financial liabilities.

It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment.

IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model.

The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. The Corporation intends to adopt IFRS 9 (2014) in its financial statements for the fiscal year beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

(g)	IFRS 16 – Leases

On January 13, 2016, the IASB issued IFRS 16 Leases. IFRS 16 standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

Other areas of the lease accounting model have been impacted, including the definition of a lease. Transitional provisions have been provided.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont’d):

(g)	IFRS 16 – Leases (cont’d)

The new standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers as at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IFRS 17 Leases. The Corporation intends to adopt IFRS 16 in its financial statements for the fiscal year beginning on January 1, 2019. The extent of the impact of adoption of the standard has not yet been determined.

7.	Acquisition:

On October 1, 2015, the Corporation completed the acquisition of Protonex, a leading designer and manufacturer of advanced power management products and portable fuel cell solutions. As consideration for the transaction, the Corporation assumed and paid certain of Protonex’ debt obligations and transaction costs on closing of $3,772,000, and issued 11,415,704 of Ballard shares at fair value of $1.20 per share at a total value of $13,699,000, for total purchase consideration of $17,471,000. The fair value of the Corporation’s 11,415,704 common shares has been measured for accounting purposes using the closing price of the Ballard common shares on the day immediately preceding the acquisition date.

The acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. As such, consideration given by the Corporation to acquire Protonex has been allocated to the assets acquired, and the liabilities assumed, based on their fair values as of the acquisition date of October 1, 2015.

The fair value of purchase consideration is as follows:

Total Ballard shares issued on closing	11,415,704
Ballard Share Price pre-closing	$1.20
Fair value of Ballard shares	$13,699
Cash paid to Protonex for transaction costs assumed	1,397
Cash paid direct to lender to settle Protonex debt obligations	2,375
Total cash paid	3,772
Total purchase consideration	$17,471

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Acquisition (cont’d):

In accordance with IFRS 3, the identifiable assets acquired and liabilities assumed as part of a business combination are recognized separately from goodwill at the acquisition date if they meet the definition of an asset or liability and are exchanged as part of the business combination. The identifiable assets acquired and liabilities assumed are then measured at their acquisition date fair values based on the contractual terms, economic conditions, the Corporation’s operating and accounting policies and other pertinent conditions as of the acquisition date. The fair value review of Protonex’ assets and liabilities commenced with a review of the carrying amount of each respective asset and liability. The carrying amounts of all assets and liabilities were audited as of September 30, 2015 (the former fiscal year-end of Protonex) and included confirmation of existence and a review of potential impairment of all significant assets and a review for completeness of all liabilities. Each asset and liability was then reviewed and measured for potential fair value adjustments from carrying cost to arrive at each asset and liability’s preliminary fair value as of the acquisition date of October 1, 2015.

The preliminary fair values of assets acquired and liabilities assumed are as follows:

Net assets acquired:
Cash and cash equivalents	$1,464
Accounts receivable	558
Inventory	2,330
Other current assets	167
Property, plant and equipment	1,223
Intangible assets	11,138
Goodwill	4,272
Other long-term assets	22
Accounts payable and accrued liabilities	(2,676)
Deferred revenue	(275)
Accrued warranty obligations	(47)
Payable to Ballard Power	(703)
Other long-term liabilities	(2)
Total purchase consideration	$17,471

The goodwill of $4,272,000 resulting from the acquisition consists largely of the expectation that the acquisition will complement the Corporation’s Fuel Cell Products and Services growth platform by delivering strategic benefits in diversification, growth, scale, and profitability.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

7.	Acquisition (cont’d):

Identified intangible assets of $11,138,000 consist of the following and are being amortized based on the following useful lives:

		Estimated
Fair value (preliminary) of Identified Intangible Assets		Useful Life
Patents, know-how and in-process research & development	$8,973	20 years
Customer base and relationships	986	10 years
Trademarks and service marks	1,135	15 years
Domain names	17	15 years
Non-compete agreements	27	1 year
	$11,138

The amount of revenue and net loss attributable to Protonex included in the consolidated statement of loss from the acquisition date, through the period ended December 31, 2015 was $3,397,000 and ($652,000), respectively.

The following table presents the unaudited pro forma results for the year ended December 31, 2015. The proforma financial information combines the results of operations of Ballard Power Systems Inc. and Protonex as though the businesses had been combined as of the beginning of fiscal 2015. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2015. The pro forma financial information presented includes amortization charges for acquired tangible and intangible assets, based on the values assigned in the preliminary purchase price allocation.

December 31,
2015
Proforma Information:
Revenue	$62,535
Loss from operations	(27,315)
Net loss	(9,614)
Basic loss per share (in dollars)	$(0.06)

Acquisition costs of $1,542,000 were incurred in 2015 as a result of the transaction, and are recognized in other (expense).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

8.	Discontinued operations – Disposition of Material Products division:

On January 31, 2013, the Corporation completed an agreement to sell substantially all of the assets of its Material Products division for net cash proceeds of $9,085,000 after deducting for working capital adjustments, broker’s commissions and expenses, and legal and other expenses.

In March 2014, the Corporation received additional proceeds of $320,000 payable through a product credit in 2014 and 2015 for fuel cell gas diffusion layers based on 2013 results of the former Material Products division. The additional proceeds payable have been recorded as a reversal of previously recorded impairment losses on property, plant and equipment, and were recorded in net earnings from discontinued operations in 2014. As of March 31, 2015, the additional proceeds had been fully paid through the product credit. The former Material Products division has been classified and accounted for as a discontinued operation.

9.	Trade and other receivables:

		December 31,	December 31,
		2015	2014
	Trade receivables	$23,664	$11,216
	Other	1,820	1,930
		$25,484	$13,146

10.	Inventories:

	December 31,	December 31,
	2015	2014
Raw materials and consumables	$15,289	$10,605
Work-in-progress	739	821
Finished goods	3,388	914
Service inventory	953	198
	$20,369	$12,538

In 2015, changes in raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $17,905,000 (2014 - $22,628,000).

In 2015, the write-down of inventories to net realizable value amounted to $855,000 (2014 - $1,392,000) and the reversal of previously recorded write-downs amounted to $239,000 (2014 - $nil), resulting in a net write-down of $616,000 (2014 - $1,392,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Property, plant and equipment:

	December 31,	December 31,
Net carrying amounts	2015	2014
Building under finance lease	$7,443	$8,255
Computer equipment	826	443
Furniture and fixtures	229	31
Furniture and fixtures under finance lease	26	90
Leasehold improvements	2,741	2,994
Production and test equipment	4,506	3,381
Production and test equipment under finance lease	954	1,491
	$16,725	$16,685

		Additions			Effect of
	December 31,	through			movements in	December 31,
Cost	2014	Acquisition	Additions	Disposals	exchange rates	2015
Building under finance lease	$12,180	$-	$-	$-	$-	$12,180
Computer equipment	4,600	165	428	(49)	(11)	5,133
Furniture and fixtures	685	83	137	(3)	(11)	891
Furniture and fixtures under	317	-	-	-	-	317
finance lease
Leasehold improvements	8,779	350	95	(105)	(40)	9,079
Production and test equipment	29,308	625	1,622	(364)	(9)	31,182
Production and test equipment	3,667	-	-	-	-	3,667
under finance lease
	$59,536	$1,223	$2,282	$(521)	$(71)	$62,449

During 2015, additions through acquisition of property, plant and equipment relate to the acquisition of Protonex on October 1, 2015 (note 7).

				Effect of
Accumulated depreciation and	December 31,			movements in	December 31,
impairment loss	2014	Depreciation	Disposals	exchange rates	2015
Building under finance lease	$3,925	$812	$-	$-	$4,737
Computer equipment	4,157	210	(49)	(11)	4,307
Furniture and fixtures	654	21	(3)	(10)	662
Furniture and fixtures under finance lease	227	64	-	-	291
Leasehold improvements	5,785	589	-	(36)	6,338
Production and test equipment	25,927	1,123	(365)	(9)	26,676
Production and test equipment under	2,176	537	-	-	2,713
finance lease
	$42,851	$3,356	$(417)	$(66)	$45,724

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

11.	Property, plant and equipment (cont’d):

				Effect of
	December 31,			movements in	December 31,
Cost	2013	Additions	Disposals	exchange rates	2014
Building under finance lease	$12,180	$-	$-	$-	$12,180
Computer equipment	4,581	227	(193)	(15)	4,600
Furniture and fixtures	688	18	(7)	(14)	685
Furniture and fixtures under finance lease	317	-	-	-	317
Leasehold improvements	9,043	11	(224)	(51)	8,779
Production and test equipment	29,390	599	(669)	(12)	29,308
Production and test equipment under	3,667	-	-	-	3,667
finance lease
	$59,866	$855	$(1,093)	$(92)	$59,536

				Effect of
Accumulated depreciation and	December 31,			movements in	December 31,
impairment loss	2013	Depreciation	Disposals	exchange rates	2014
Building under finance lease	$3,113	$812	$-	$-	$3,925
Computer equipment	4,207	157	(193)	(14)	4,157
Furniture and fixtures	652	22	(7)	(13)	654
Furniture and fixtures under finance lease	164	63	-	-	227
Leasehold improvements	5,216	612	-	(43)	5,785
Production and test equipment	25,026	1,482	(572)	(9)	25,927
Production and test equipment under	1,543	633	-	-	2,176
finance lease
	$39,921	$3,781	$(772)	$(79)	$42,851

Leased assets

The Corporation leases certain assets under finance lease agreements including the Corporation’s head office building in Burnaby, British Columbia and certain production and test equipment (note 17).

Impairment loss

There were no impairment losses or reversals of previously recorded impairment losses recognized against property, plant and equipment used for continuing operations in 2015 and 2014. In 2014, a $320,000 reversal of previously recognized impairment losses was recorded against property, plant and equipment used for discontinued operations based on the additional proceeds received from the disposition of the former Material Products division (note 8).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Intangible assets:

	December 31,	December 31,
Net carrying amounts	2015	2014
Intellectual property acquired from UTC	$2,757	$22,273
Intellectual property acquired from Idatech, LLC	914	1,491
Intellectual property acquired from H2 Logic A/S	301	387
Intellectual property acquired from Protonex (note 7)	10,975	-
Internally generated intellectual assets	1,382	-
	$16,329	$24,151

Intangible assets		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2014	$46,329	$43,613	$2,716
Additions to and acquisition of intangible assets	23,718	-	23,718
Amortization expense	-	2,283	(2,283)
Disposals	(519)	(519)	-
At December 31, 2014	69,528	45,377	24,151
Additions to and acquisition of intangible assets	12,742	-	12,742
Amortization expense	-	1,464	(1,464)
Disposals	(20,202)	(1,102)	(19,100)
At December 31, 2015	$62,068	$45,739	$16,329

Amortization expense on intangible assets is allocated to research and product development expense. In 2015, amortization of $1,464,000 (2014 - $2,283,000) was recorded. There were no impairment losses recorded in 2015 and 2014.

Sale of Intellectual Property to Volkswagen

On February 11, 2015, the Corporation entered into a transaction (“Volkswagen IP Agreement”) with Volkswagen Group (“Volkswagen”) to transfer to Volkswagen in two separate transactions the automotive-related portion of the UTC Portfolio, in exchange for total payments of $50,000,000:

(i)	On the closing of the initial transaction on February 23, 2015, the Corporation transferred ownership of the automotive-related patents and patent applications of United Technologies Corporation (the “UTC Portfolio”) in exchange for $40,000,000. This receipt triggered a 25%, or $10,000,000, license fee payment to UTC. Although ownership of the patents and patent applications was transferred to Volkswagen, the Corporation received a royalty-free back-license to all the transferred patents and patent applications for use in all of the Corporation’s non-automotive applications, in bus applications, and in certain limited pre-commercial automotive applications.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Intangible assets (cont’d):

(ii)	On December 2, 2015, the Corporation sold a copy of the automotive-related know-how of the UTC Portfolio for consideration receivable of $10,000,000. This has been recorded in accounts receivable at December 31, 2015. This receipt triggered a 9%, or $900,000, payable to UTC. On the closing of the sale of a copy of the know-how, the Corporation retained full ownership of the know-how, including the right to sell additional copies of the know-how to third parties as well as retaining the right to use the know-how in all of the Corporation’s applications.

On the closing of the sale of the automotive-related patents and patent applications of the UTC Portfolio on February 23, 2015, the Corporation recognized a gain on sale of intellectual property of $14,195,000 on net proceeds of $29,475,000.

Gross proceeds		$40,000
Less:	License fee	(10,000)
	Disposition costs	(525)
Net proceeds		29,475
Less:	Net book value of disposed intellectual property	(15,280)
Gain on sale of intellectual property		$14,195

On the closing of the sale of a copy of the automotive-related know-how on December 2, 2015, the Corporation recognized a gain on sale of intellectual property of $5,424,000 on net receivable proceeds of $9,244,000.

Gross proceeds		$10,000
Less:	License fee	(900)
	Disposition recovery (costs)	144
Net proceeds		9,244
Less:	Net book value of disposed intellectual property	(3,820)
Gain on sale of intellectual property		$5,424

The net book value of disposed intellectual property related to the two transactions of $19,100,000 represents the decline in value of the underlying UTC intellectual property assets as Ballard is no longer able to effectively monetize the automotive intellectual property assets through future intellectual property licensing and royalty transactions.

UTC Intellectual Property Acquisition

On April 24, 2014, the Corporation acquired the UTC Portfolio for total consideration of $22,307,000. The acquired UTC Portfolio assets consist of approximately 800 patents and patent applications, as well as patent licenses, invention disclosures and know-how primarily related to PEM fuel cell technology.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

12.	Intangible assets (cont’d):

As consideration for the UTC Portfolio, UTC received 5,121,507 of the Corporation’s common shares valued at $20,307,000, $2,000,000 in cash, a grant back license to use the patent portfolio in UTC’s existing businesses, and a portion of royalties, typically 25%, on the Corporation’s future intellectual property sale or licensing income generated from the combined intellectual property portfolio for a period of 15 years to April 2029. Since the acquisition, an additional $209,000 (2014 - $981,000) has been incurred to prepare the intellectual property for use, which has been capitalized.

Internally Generated Intangible Assets

In 2015, the Corporation commenced development of two new configurations of its fuel cell module for heavy-duty motive applications. The two new product configurations are expected to deliver net power of 30kW and 60kW, respectively, in addition to ongoing development of its 90kW application. The Corporation has assessed its development expenditure on these product configurations to be internally generated intangible assets. During 2015, total development expenditures of $1,395,000 have been capitalized at cost. The estimated useful life has been assessed as five years. In 2015, amortization of $13,000 (2014 - $nil) was recorded on these assets.

After the conclusion of the Volkswagen Agreement, the net carrying amount of the remaining intangible assets of the UTC Portfolio of $2,757,000 as of December 31, 2015 consists of certain stationary related fuel cell intellectual property assets and the royalty-free back-license from Volkswagen to utilize the entire UTC Portfolio in the Corporation’s bus and non-automotive applications and in certain limited pre-commercial purposes for automotive applications. The estimated useful life of the remaining UTC Portfolio has been reassessed from approximately fourteen years to seven years, and will be amortized over seven years from the date of the Volkswagen IP Agreement.

13.	Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation’s cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation’s operating segments (note 29).

Fuel Cell Products and Services

As of December 31, 2015, the aggregate carrying amount of the Corporation’s goodwill is $40,562,000 (2014 - $36,291,000).

The impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

13.	Goodwill (cont’d):

The Corporation’s fair value test is in effect a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is determined by first calculating the value of the Corporation at December 31, 2015 based on the average closing share price in the month of December, adding a reasonable estimated control premium of 25% to determine the Corporation’s enterprise value on a controlling basis after adjusting for excess cash balances, and deducting the estimated costs to sell from this enterprise value, arriving at the fair value of the Fuel Cell Products and Services segment. Based on the fair value test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2015.

In addition to the fair value test, the Corporation also performed a value in use test on the Fuel Cell Products and Services segment, comparing the carrying value of the segment to the present value of future cash flows expected to be derived from the segment. The principal factors used in the discounted cash flow analysis requiring significant estimation are the projected results of operations, the discount rate based on the weighted average cost of capital (“WACC”), and terminal value assumptions. The Corporation’s value in use test was based on a WACC of 15%; an average estimated compound annual growth rate of approximately 27% from 2016 to 2021; and a terminal year earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiplied by a terminal value multiplier of 10. The value in use assessment resulted in an estimated fair value for the Fuel Cell Products and Services segment that is consistent with that determined under the fair value, less costs to sell, assessment.

As the recoverable amount of the Fuel Cell Products and Services segment was determined to be greater than its carrying amount, no impairment loss was recorded in 2015.

14.	Bank facilities:

The Corporation has certain bank facilities available to it, which are secured by a hypothecation of the Corporation’s cash and cash equivalents.

Bank Operating Line

The Corporation has a demand revolving facility (“Bank Operating Line”) in which an operating line of credit of up to CDN $7,000,000 is made available to be drawn upon by the Corporation. The Bank Operating Line can be utilized to assist in financing the day-to-day operating activities and short-term working capital requirements of the business. Outstanding amounts are charged interest at the bank’s prime rate minus 0.50% per annum and are repayable on demand by the bank.

There was no activity under the Bank Operating Line in 2015, and there were no outstanding amounts payable on the Bank Operating Line as of December 31, 2015 and 2014.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

14.	Bank facilities (cont’d):

Leasing Facility

The Corporation also has a CDN $1,830,770 capital leasing facility (“Leasing Facility”) which can be utilized to finance the acquisition and lease of operating equipment (notes 11 & 17). Interest is charged on outstanding amounts at the bank’s prime rate per annum and is repayable on demand by the bank in the event of certain conditions.

At December 31, 2015, $510,000 (2014 - $1,061,000) was outstanding on the Leasing Facility which is included in the finance lease liability (note 17). The remaining $7,224,000 finance lease liability relates to the lease of the Corporation’s head office building.

Forward Contract Facility

The Corporation also has a CDN $5,000,000 demand revolving line (“Forward Contract Facility”), which is available for use when the Corporation purchases forward foreign exchange contracts or forward platinum contracts used to hedge against currency and platinum price fluctuations, respectively.

Periodically, the Corporation uses forward foreign exchange and forward platinum purchase contracts to manage exposure to currency rate fluctuations and platinum price fluctuations. These contracts are recorded at their fair value as either assets or liabilities on the balance sheet. Any changes in fair value are either (i) recorded in the statement of comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in the statement of operations if either not designated, or not qualified, under hedge accounting criteria.

At December 31, 2015, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $10,750,000 at an average rate of 1.33 CDN per U.S. dollar, resulting in an unrealized loss of $392,000 at December 31, 2015. The outstanding foreign exchange currency contracts are not qualified under hedge accounting. The Corporation did not have any outstanding foreign exchange currency contracts at December 31, 2014.

15.	Trade and other payables:

	December 31,	December 31,
	2015	2014
Trade accounts payable	$9,030	$6,031
Compensation payable	4,137	2,948
Other liabilities	3,641	3,260
Taxes payable	412	317
	$17,220	$12,556

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Provisions:

		Warranty	Decommissioning
Balance	Restructuring	provision	liabilities	Total
At January 1, 2014	$237	$6,582	$4,857	$11,676
Provisions made during the year	78	6,258	129	6,465
Provisions used during the year	(226)	(1,562)	-	(1,788)
Provisions reversed during the year	-	(1,843)	(222)	(2,065)
Effect of movements in exchange rates	(11)	(503)	(411)	(925)
At December 31, 2014	78	8,932	4,353	13,363
Provisions acquired through acquisition	-	47	-	47
Provisions made during the year	-	1,171	110	1,281
Provisions used during the year	(47)	(2,473)	-	(2,520)
Provisions reversed during the year	(24)	(1,620)	(104)	(1,748)
Effect of movements in exchange rates	-	(696)	(713)	(1,409)
At December 31, 2015	$7	$5,361	$3,646	$9,014

Current	$7	$5,361	$-	$5,368
Non-current	-	-	3,646	3,646
	$7	$5,361	$3,646	$9,014

Restructuring

Restructuring charges relate to minor restructurings focused on overhead cost reductions and relate primarily to employee termination benefits. Restructuring charges are recognized in other expense.

Warranty provision

During 2015, the Corporation acquired $47,000 of warranty provisions through business combinations (2014 – $nil). It also recorded $1,171,000 of warranty provisions (2014 - $6,258,000) of which $890,000 related to new product sales (2014 - $1,020,000) and $281,000 related to upward warranty adjustments (2014 - $5,238,000). This was offset by warranty expenditures of $2,473,000 (2014 - $1,562,000) and downward warranty adjustments of $1,620,000 (2014 - $1,843,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. The remaining $696,000 reduction to the warranty provision related to the effect of movements in exchange rates (2014 – $503,000).

Decommissioning liabilities

Provisions for decommissioning liabilities have been recorded for the Corporation’s two leased locations in Burnaby, British Columbia, comprising the Corporation’s head office building and manufacturing facilities, and are related to estimated site restoration obligations at the end of their respective lease terms. The Corporation has made certain modifications to the leased buildings to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructures of the leased buildings to their original states of when the respective leases were entered.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

16.	Provisions (cont’d):

Decommissioning liabilities (cont’d)

Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building and manufacturing facility. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 2.15% per annum (2014 – 2.0%).

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the two buildings as of December 31, 2015. Based on the assessment, a $104,000 (2014 - $222,000) reduction of the provision was recorded against decommissioning liabilities, which was offset in part by accretion costs of $110,000 (2014 - $129,000). The total undiscounted amount of the estimated cash flows required to settle the obligation for one of the buildings is $1,606,000 (2014 - $1,979,000) which is expected to be settled at the end of the lease term in 2025. The total undiscounted amount of the estimated cash flows required to settle the obligation for the second building is $2,639,000 (2014 - $3,226,000), which is expected to be settled at the end of the operating lease term of 2019. The net discounted amount of estimated cash flows required to settle the obligations for both buildings is $3,646,000 as at December 31, 2015 (2014 - $4,353,000).

17.	Finance lease liability:

The Corporation leases certain assets under finance lease agreements (note 17). The finance leases have imputed interest rates ranging from 3.00% to 7.35% per annum and expire between June 2016 and February 2025.

Finance lease liabilities are payable as follows:

			Present value of
	Future minimum		minimum lease
At December 31, 2015	lease payments	Interest	payments
Less than one year	$1,524	$513	$1,011
Between one and five years	4,181	1,617	2,564
More than five years	4,830	671	4,159
	$10,535	$2,801	$7,734

Current			$1,011
Non-current			6,723
			$7,734

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

17.	Finance lease liability (cont’d):

			Present value of
	Future minimum		minimum lease
At December 31, 2014	lease payments	Interest	payments
Less than one year	$1,680	$672	$1,008
Between one and five years	5,423	2,144	3,279
More than five years	7,145	1,198	5,947
	$14,248	$4,014	$10,234

Current			$1,008
Non-current			9,226
			$10,234

At December 31, 2015, $510,000 (2014 - $1,061,000) was outstanding on the Leasing Facility which is included in the finance lease liability. The remaining $7,224,000 (2014- $9,173,000) finance lease liability relates to the lease of the Corporation’s head office building.

Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term. At December 31, 2015, the outstanding deferred gain was $3,829,000 (2014 – $4,274,000).

18.	Debt to Dantherm Power A/S non-controlling interests:

Dantherm Power has received financing from its non-controlling partner in the form of a revolving credit facility. The revolving credit facility makes available a revolving facility to Dantherm Power of a maximum aggregate amount of DKK 2,977,975 ($433,000) from the non-controlling partner, Dantherm A/S. Interest is accrued at 6% and the facility matures on December 31, 2016. At December 31, 2015, the total principal and interest outstanding on the revolving credit facility was $504,000 (2014 – $529,000).

19.	Employee future benefits:

	December 31,	December 31,
	2015	2014
Net defined benefit pension plan liability	$5,116	$5,701
Net other post-retirement benefit plan liability	215	260
Employee future benefits	$5,331	$5,961

The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009. Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.

The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2015. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2016.

The Corporation expects contributions of approximately $750,000 to be paid to its defined benefit plans in 2016.

The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in net income is recorded in finance income (loss) and other.

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Defined benefit pension plan	2015	2014	2015	2014	2015	2014
Balance at January 1	$16,167	$13,703	$(10,466)	$(10,667)	$5,701	$3,036
Included in profit or loss
Current service cost	58	38	-	-	58	38
Interest cost (income)	663	654	(438)	(512)	225	142
Benefits payable	-	-	-	-	-	-
	721	692	(438)	(512)	283	180
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	(212)	830	-	-	(212)	830
Financial assumptions	(620)	1,462	-	-	(620)	1,462
Experience adjustment	116	108	-	-	116	108
Return on plan assets excluding interest	-	-	588	325	588	325
income
Plan expenses	(40)	(57)	40	57	-	-
	(756)	2,343	628	382	(128)	2,725
Other
Contributions paid by the employer	-	-	(740)	(240)	(740)	(240)
Benefits paid	(553)	(571)	553	571	-	-
	(553)	(571)	(187)	331	(740)	(240)
Balance at December 31	$15,579	$16,167	$(10,463)	$(10,466)	$5,116	$5,701

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Other post-retirement benefit plan	2015	2014	2015	2014	2015	2014
Balance at January 1	$260	$133	$-	$-	$260	$133
Included in profit or loss
Interest cost (income)	8	2	-	-	8	2
	8	2	-	-	8	2
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Financial assumptions	(25)	144	-	-	(25)	$144
Experience adjustment	(15)	(6)	-	-	(15)	(6)
	(40)	138	-	-	$(40)	138
Other
Contributions paid by the employer	-	-	(13)	(13)	(13)	(13)
Benefits paid	(13)	(13)	13	13	-	-
	(13)	(13)	-	-	(13)	(13)
Balance at December 31	$215	$260	$-	$-	$215	$260

Pension plan assets comprise:

	2015	2014
Cash and cash equivalents	1%	1%
Equity securities	62%	22%
Debt securities	37%	77%
Total	100%	100%

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

		2015		2014
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	4.44%	3.89%	4.18%	3.53%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

		2015		2014
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	4.18%	3.53%	4.87%	2.03%
Rate of compensation increase	n/a	n/a	n/a	n/a

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

19.	Employee future benefits (cont’d):

The assumed health care cost trend rates applicable to the other benefit plan at December 31 were as follows:

	2015	2014
Initial medical health care cost trend rate	7.5%	7.0%
Initial dental health care cost trend rate	5.0%	5.0%
Cost trend rate declines to medical and dental	5.0%	5.0%
Year that the medical rate reaches the rate it is assumed to remain at	2020	2018
Year that the dental rate reaches the rate it is assumed to remain at	2015	2013

A one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation’s financial statements.

20.	Equity:

(a)	Share capital:

Authorized and issued:

Unlimited number of common shares, voting, without par value. Unlimited number of preferred shares, issuable in series.

Offering:

On July 7, 2015, the Corporation closed an underwritten offering (“Offering”) of 9,343,750 common shares at a price of $1.60 per share for gross proceeds of $14,950,000. Net cash proceeds to Ballard were $13,389,000, after deducting underwriting discounts, commissions and other offering expenses.

Gross July Offering proceeds (9,343,750 shares at $1.60 per share)	$14,950
Less: Underwriting expenses	(1,047)
Less: Other financing expenses	(514)
Net July Offering proceeds	$13,389

Acquisition:

On October 1, 2015, the Corporation completed the acquisition of Protonex (note 7). On closing of the transaction, the Corporation assumed and paid certain of Protonex’ debt obligations and transaction costs of $3,772,000, and issued 11,415,704 shares at fair value of $1.20 per share, or $13,699,000.

Private placement:

On November 10, 2015, the Corporation closed a private placement strategic equity investment with Nisshinbo Holdings Inc. (“Nisshinbo”) of 3,322,479 common shares issued from treasury at $1.5049 per share for gross proceeds of $5,000,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

Gross Nisshinbo Offering proceeds (3,322,479 shares at $1.5049 per share)	$5,000
Less: Legal expenses	(13)
Net Nisshinbo Offering proceeds	$4,987

Acquisition of intangible assets:

On April 24, 2014, the Corporation issued 5,121,507 of its common shares valued at $20,306,775 to UTC as part of the consideration for acquired intellectual property assets (note 12).

At December 31, 2015, 156,837,187 common shares were issued and outstanding (2014 – 132,104,116).

(b)	Share purchase warrants:

	Exercise price of	Exercise price of	Total
Warrants Outstanding	$1.50	$2.00	Warrants
At January 1, 2014	7,275,000	2,587,500	9,862,500
Warrants exercised in 2014	(7,027,437)	(912,500)	(7,939,937)
At December 31, 2014	247,563	1,675,000	1,922,563
Warrants exercised in 2015	(125,000)	-	(125,000)
At December 31, 2015	122,563	1,675,000	1,797,563

During 2015, 125,000 warrants were exercised for an equal amount of common shares for net proceeds of $168,000. During 2014, 7,939,937 warrants were exercised for an equal amount of common shares for net proceeds of $12,299,000.

At December 31, 2015, 1,797,563 share purchase warrants were issued and outstanding (2014 – 1,922,563).

(c)	Convertible promissory note:

On March 28, 2013, the Corporation completed an agreement with Anglo American Platinum Limited (“Anglo”), under which Anglo invested $4,000,000 in the Corporation through its Platinum Group Metals Development Fund, to support continued development and commercial advancement of the Corporation’s fuel cell products in target market applications. The investment took the form of a 5-year non-interest bearing convertible promissory note (“Note”). The Note may be repaid in the form of the Corporation’s common shares at Anglo’s option on or before the loan maturity date of April 1, 2018. The conversion, or repayment price, was set at a fixed price of $0.84 per share which was equal to a 20% discount to the market price of the shares on the closing date of the agreement.

In March 2014, Anglo exercised its option and converted the Note into 4,761,905 common shares. The conversion right and $4,000,000 proceeds received in 2013 were accounted for as a single equity instrument and originally recorded in contributed surplus, which has been reclassified to share capital upon the issuance of the common shares in March 2014.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(d)	Share options:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in both Canadian and U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven to ten years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

As at December 31, options outstanding from the consolidated share option plan were as follows:

	Options for	Weighted average
Balance	common shares	exercise price
At January 1, 2014	6,972,102	$2.54
Options granted	1,417,507	3.25
Options exercised	(3,563,782)	1.83
Options forfeited	(153,236)	2.73
Options expired	(356,164)	7.42
At December 31, 2014	4,316,427	2.65
Options granted	2,306,635	2.02
Options exercised	(322,892)	1.13
Options forfeited	(349,336)	2.46
Options expired	(445,334)	4.11
At December 31, 2015	5,505,500	$2.10

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2015:

	Options outstanding			Options exercisable
		Weighted average	Weighted
		remaining	average		Weighted
	Number	contractual life	exercise	Number	average
Range of exercise price	outstanding	(years)	price	exercisable	exercise price
$0.59 – $0.97	769,509	4.0	$0.88	474,316	$0.88
$1.19 – $1.41	758,760	4.6	1.25	369,757	1.26
$1.52 – $2.18	2,292,974	5.8	2.02	702,505	1.72
$2.36 – $3.45	1,427,507	3.1	2.78	489,971	2.77
$4.18 – $6.10	256,750	0.2	5.23	256,750	5.23
	5,505,500	4.4	$2.10	2,293,299	$2.09

During 2015, 322,892 options were exercised for an equal amount of common shares for proceeds of $388,000. During 2014, 3,563,782 options were exercised for an equal amount of common shares for proceeds of $6,794,000.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(d)	Share options (cont’d):

During 2015, options to purchase 2,306,635 common shares were granted with a weighted average fair value of $1.23 (2014 – 1,417,507 options and $1.74 fair value). The granted options vest annually over three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2015	2014
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	78%	69%
Risk-free interest rate	1%	1%

As at December 31, 2015, options to purchase 5,505,500 common shares were outstanding (2014 – 4,316,427). During 2015, compensation expense of $2,048,000 (2014 – $1,471,000) was recorded in net income based on the grant date fair value of the awards recognized over the vesting period.

(e)	Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2015, there were 8,748,294 (2014 – 7,334,927) shares available to be issued under this plan.

No compensation expense was recorded against income during the years ended December 31, 2015 and 2014 for shares distributed, and to be distributed, under the plan.

(f)	Deferred share units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors may elect to receive all or part of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2014	616,264
DSUs granted	295,579
At December 31, 2014	911,843
DSUs granted	160,062
DSUs exercised	(154,280)
At December 31, 2015	917,625

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(f)	Deferred share units (cont’d):

During 2015, $659,000 of compensation expense was recorded in net income, of which $265,000 related to DSUs granted during the year. The remaining $394,000 related to compensation expense expected to be earned for DSUs not yet issued.

During 2015, 154,280 DSUs were exercised for 83,619 common shares. During 2014, no DSUs were exercised.

During 2014, 295,579 DSUs were issued and $306,000 of compensation expense was recorded in net income relating to 96,269 DSUs granted during the year. For the remaining 199,310 DSUs granted during the year, estimated compensation expense of $737,000 was recorded in net income in 2013. Upon the issuance of the 199,310 DSUs in 2014, an $18,000 adjustment increasing net income was recorded.

As at December 31, 2015, 917,625 deferred share units were outstanding (2014 – 911,843).

(g)	Restricted share units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan (note 20(e)) are satisfied by the issuance of treasury shares on maturity. Awards granted under the market purchase RSU Plan are satisfied by shares purchased on the open market by a trust established for that purpose. No common shares were repurchased in 2015 and 2014. In March 2014, the Corporation sold its remaining 65,441 treasury shares for proceeds of $118,000 as no RSUs remained outstanding under the market purchase RSU plan. As of December 31, 2014, the Corporation held no treasury shares.

	RSUs for common shares
	Share	Market
Balance	Distribution Plan	Purchase Plan	Total RSUs
At January 1, 2014	2,399,722	23,806	2,423,528
RSUs granted	588,372	-	588,372
RSUs exercised	(1,022,658)	-	(1,022,658)
RSUs forfeited	(41,453)	(23,806)	(65,259)
At December 31, 2014	1,923,983	-	1,923,983
RSUs granted	1,036,417	-	1,036,417
RSUs exercised	(206,333)	-	(206,333)
RSUs forfeited	(1,045,441)	-	(1,045,441)
At December 31, 2015	1,708,626	-	1,708,626

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

20.	Equity (cont’d):

(g)	Restricted share units (cont’d):

During 2015, 1,036,417 RSUs were issued (2014 – 588,372). The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During 2015, compensation expense of $243,000 (2014 - $490,000) was recorded against income.

During 2015, 206,333 RSUs were exercised for 119,627 common shares. During 2014, 1,022,658 RSUs were exercised for 583,084 common shares.

As at December 31, 2015, 1,708,626 RSUs were outstanding (2014 – 1,923,983).

21.	Operating leases:

The Corporation leases a facility at its Burnaby, Canada location, which has been assessed as an operating lease. The facility has a lease term expiring in 2019, with renewal options after that date. During 2015, lease payments of $2,139,000 were expensed (2014 - $2,321,000).

At December 31, 2015, the Corporation is committed to payments under operating leases as follows:

Less than 1 year	$2,409
1-3 years	4,532
4-5 years	2,616
Thereafter	1,890
Total minimum lease payments	$11,447

22.	Commitments and contingencies:

In connection with the acquisition of intellectual property from UTC in April 2014 (note 12), the Corporation retains a royalty obligation to pay UTC a portion (typically 25%) of any future intellectual property sale and licensing income generated from our intellectual property portfolio for a period of 15 years expiring in April 2029.

The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2015, no royalties have been incurred to date for this agreement.

The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2015, no royalties have been incurred to date for this agreement.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

22.	Commitments and contingencies (cont’d):

On December 31, 2008, the Corporation completed a restructuring agreement (“Arrangement”) with Superior Plus Income Fund (“Superior Plus”), whereby the Corporation caused its entire business and operations, including all assets and liabilities, to be transferred to a new corporate entity, such that the new corporate entity held all of the same assets, liabilities, directors, management and employees as the Corporation formerly had under its old corporate entity, except for its tax attributes. The Arrangement included an indemnification agreement (the "Indemnity Agreement") which set out each party’s continuing obligations to the other including a provision for adjustments to be paid by the Corporation, or to the Corporation, depending on the final determination of the amount of the Corporation’s Canadian non-capital losses, scientific research and development expenditures and investment tax credits generated to December 31, 2008, to the extent that such amounts are more or less than the amounts estimated at the time the Arrangement was executed. In 2015, an agreement was reached and the Corporation signed mutual releases with Superior Plus as to the full and final amount payable to the Corporation under the Indemnity Agreement and received additional cash proceeds of $3,347,000 in February 2016. The cash proceeds receivable have been recorded as a credit to shareholders’ equity as of December 31, 2015 consistent with the accounting for the original transaction in 2008.

At December 31, 2015, the Corporation has outstanding commitments aggregating up to a maximum of $432,000 (2014 - $232,000) relating primarily to purchases of property, plant and equipment.

23.	Personnel expenses:

Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

	December 31,	December 31,
	2015	2014
Salaries and employee benefits	$47,762	$47,993
Share-based compensation (note 20)	2,950	2,249
	$50,712	$50,242

24.	Other expense:

		December 31,	December 31,
		2015	2014
	Net impairment loss (recovery) on trade receivables	$(899)	$6,206
	Restructuring costs (recovery)	(13)	85
	Acquisition costs (note 7)	1,542	-
		$630	$6,291

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

24.	Other expense (cont’d):

In 2015, net impairment loss (recovery) on trade receivables of ($899,000) consists of recoveries of $1,586,000 as the Corporation collected on certain trade receivables in 2015 principally in Asia that were considered impaired and written down in 2014, less new impairment charges in 2015 of $687,000 relating to the non-collection of certain trade receivables outstanding from certain customers primarily located in Asia. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery. Of the new impairment charges in 2015 of $687,000, $231,000 relates to cash collected within the year, resulting in net impairment charges of $456,000.

In 2014, net impairment loss on trade receivables of $6,206,000 consisted of a $4,415,000 impairment charge as a result of material breaches by Azure Hydrogen Energy Science and Technology (“Azure”) relating to the Azure Telecom Backup Power Licensing Agreement and the Azure Bus Licensing Agreement. The Corporation also incurred impairment charges of $1,791,000 relating to the non-collection of certain trade receivables outstanding from certain customers primarily located in Asia.

25.	Finance income and expense:

	2015	2014
Employee future benefit plan expense (note 19)	$(291)	$(183)
Pension administration expense	(103)	(100)
Investment and other income	143	139
Unrealized loss on forward foreign exchange contracts	(287)	-
Foreign exchange gain	233	31
Finance (loss) and other	$(305)	$(113)
Finance expense	$(794)	$(942)

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Income taxes:

(a)	Current tax expense:

The components of income tax benefit / (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2015	2014
Current tax expense
Current period income tax	$5	$-
Withholding tax	206	457
Adjustment for prior periods	-	(40)
Total current tax expense	$211	$417

Deferred tax expense
Origination and reversal of temporary differences	$14,144	$(947)
Adjustments for prior periods	2,874	(536)
Change in unrecognized deductible temporary differences	(17,018)	1,483
Total deferred tax expense	$-	$-

Total income tax expense	$211	$417

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2015	2014
Net loss before income taxes	$(6,363)	$(29,331)
Expected tax recovery at 26.00% (2014 – 26.00%)	$(1,654)	$(7,626)
Increase (reduction) in income taxes resulting from:
Non-taxable portion of capital gain	(2,213)	-
Non-deductible expenses	1,875	813
Expiry of losses and investment tax credits	1,181	2,800
Investment tax credits earned	(2,883)	(4,084)
Foreign tax rate differences	(304)	113
Change in unrecognized deductible temporary differences	4,209	8,401
Income taxes	$211	$417

(b)	Unrecognized deferred tax liabilities:

At December 31, 2015, the Corporation did not recognize any deferred tax liabilities resulting from taxable temporary differences for financial statement and income tax purposes.

(c)	Unrecognized deferred tax asset:

At December 31, 2015, the Corporation did not have any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Income taxes (cont’d):

(c)	Unrecognized deferred tax asset (cont’d):

	2015	2014
Scientific research expenditures	$58,385	$66,943
Accrued warranty provision	17,079	25,830
Share issuance costs	2,605	1,826
Losses from operations carried forward	89,872	89,176
Investment tax credits	23,757	26,637
Property, plant and equipment and intangible assets	149,892	189,123
	$341,590	$399,535

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.

The Corporation has available to carry forward the following as at December 31:

	2015	2014
Canadian scientific research expenditures	$58,385	$66,943
Canadian losses from operations	31,990	39,758
Canadian investment tax credits	23,749	26,637
German losses from operations for corporate tax purposes	303	303
U.S. federal losses from operations	30,320	13,023
Denmark losses from operations	27,259	35,973

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2030 to 2035.

The German and Denmark losses from operations may be used to offset future taxable income in Germany and Denmark for corporate tax and trade tax purposes and may be carried forward indefinitely.

The U.S. federal losses from operations may be used to offset future U.S. taxable income and expire over the period from 2019 to 2035.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

26.	Income taxes (cont’d):

(c)	Unrecognized deferred tax asset (cont’d): The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire as follows:

2019	$1,900
2020	1,384
2021	1,304
2022	1,046
2023	740
2024	912
2025	1,447
2029	3,424
2030	2,344
2031	2,180
2032	1,895
2033	1,663
2034	1,571
2035	1,940
$23,750

27.	Related party transactions:

Related parties include shareholders with a significant ownership interest in either the Corporation or Dantherm Power, together with their subsidiaries and affiliates. The revenue and costs recognized from transactions with such parties reflect the prices and terms of sales and purchase transactions with related parties, which are in accordance with normal trade practices. Transactions between the Corporation and its subsidiaries are eliminated on consolidation.

Balances with related parties:	2015	2014
Trade payables	$24	$70
Interest payable (note 17)	69	45
Revolving credit facility (note 17)	433	484

Transactions during the year with related parties:	2015	2014
Purchases	$172	$175
Finance expense	30	34

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 20).

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

27.	Related party transactions (cont’d):

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.

In accordance with the employment agreements of the executive officers, the Corporation is required to provide notice of 12 months plus one month for every year of employment completed with the Corporation, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period.

Key management personnel compensation is comprised of:

	2015	2014
Salaries and employee benefits	$2,164	$2,348
Post-employment retirement benefits	49	60
Share-based compensation (note 20)	1,006	926
	$3,219	$3,334

28.	Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2015	2014
Compensatory shares	$557	$866
Shares issued for acquisition of intangible assets (note 12)	$-	$20,307
Shares issued for acquisition of subsidiary (note 20)	$13,698	$-

29.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Telecom Backup Power, as well as the delivery of Technology Solutions including engineering services and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

As a result of the disposition of the Material Products division on January 31, 2013, the former Material Products segment has been classified as discontinued operations and therefore has been removed from the continuing operating results (note 8). The former Material Products segment sold carbon fiber products primarily for automotive transmissions and gas diffusion layers (“GDL”) for fuel cells.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

29.	Operating segments (cont’d):

In 2015, revenues included sales to three individual customers of $14,517,000, $12,674,000 and $8,605,000, respectively, which each exceeded 10% of total revenue.

In 2014, revenues included sales to three individual customers of $22,632,000, $13,918,000 and $9,082,000, respectively, which each exceeded 10% of total revenue.

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, is as follows:

Revenues	2015	2014
Canada	$917	$2,869
U.S.	19,643	15,989
Germany	15,046	17,484
China	12,777	-
India	2,195	1,229
Taiwan	1,061	23,495
Japan	993	2,797
Denmark	656	-
Other countries	3,175	4,858
	$56,463	$68,721

Non-current assets by geographic area are as follows:

	December 31,	December 31,
Non-current assets	2015	2014
Canada	$57,096	$76,447
U.S.	16,299	350
Denmark	26	50
Mexico	336	453
	$73,757	$77,300

30.	Financial instruments:

(a)	Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, trade and other receivables, investments, trade and other payables, and finance lease liability. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments. The interest rates applied to the finance lease liability are not considered to be materially different from market rates, thus the carrying value of the finance lease liability approximates fair value.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

30.	Financial instruments (cont’d):

(a)	Fair value (cont’d):

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i) Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii) Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

(iii) Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(b)	Financial risk management:

The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating a natural hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2015, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $11,633,000 and outstanding forward foreign exchange contracts to sell a total of CDN $ 10,750,000 in 2016 at an average rate of CDN $1.33 to US $1.00.

The following exchange rates applied during the year ended December 31, 2015:

	$U.S. to $1.00 CDN	$CDN to $1.00 U.S.
January 1, 2015 Opening rate	$ 0.862	$ 1.160
December 31, 2015 Closing rate	$ 0.723	$ 1.384
Fiscal 2015 Average rate	$ 0.783	$ 1.279

Based on cash and cash equivalents held at December 31, 2015, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $841,000 recorded against net income.

BALLARD POWER SYSTEMS INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2015, and 2014
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and number of shares)

30.	Financial instruments (cont’d):

(b)	Financial risk management (cont’d):

If the Canadian dollar weakened 10% against the U.S. dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Commodity risk

Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation’s fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts, and may also periodically enter into platinum and or palladium forward contracts. At December 31, 2015, there were no outstanding forward platinum contracts under the Forward Contract Facility.

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

Based on cash and cash equivalents at December 31, 2015, a 0.25% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $100,000, arising mainly as a result of an increase in the fair value of fixed rate financial assets classified as held-for-trading. If interest rates had been 0.25% higher, there would be an equal and opposite impact on net income.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Corporation’s cash, cash equivalents, short-term investments and accounts receivable. The Corporation limits its exposure to credit risk on cash and cash equivalents by only investing in liquid, investment grade securities. The Corporation manages its exposure to credit risk on accounts receivable by assessing the ability of counterparties to fulfill their obligations under the related contracts prior to entering into such contracts, and continuously monitors these exposures.